SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 9

TO

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Resolute Forest Products Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

003687209

(CUSIP Number)

Paul Rivett

Vice President, Operations

Fairfax Financial Holdings Limited

95 Wellington Street West, Suite 800

Toronto, Ontario, Canada, M5J 2N7

Telephone: (416) 367-4941

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

- With a copy to -

Jason R. Lehner

Shearman & Sterling LLP

Commerce Court West

199 Bay Street, Suite 4405

Toronto, Ontario M5L 1E8

Telephone (416) 360-8484

April 30, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 003687209	Page 2 of 85 Pages

(1)	Name of Reporting Person V. Prem Watsa
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power
	(8)	Shared Voting Power 28,156,819
	(9)	Sole Dispositive Power
	(10)	Shared Dispositive Power 28,156,819
(11)	Aggregate Amount Beneficially Owned by each Reporting Person 28,156,819
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 29.7%
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 003687209	Page 3 of 85 Pages

(1)	Name of Reporting Person 1109519 ONTARIO LIMITED
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power
	(8)	Shared Voting Power 28,156,819
	(9)	Sole Dispositive Power
	(10)	Shared Dispositive Power 28,156,819
(11)	Aggregate Amount Beneficially Owned by each Reporting Person 28,156,819
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 29.7%
(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. 003687209	Page 4 of 85 Pages

(1)	Name of Reporting Person THE SIXTY TWO INVESTMENT COMPANY LIMITED
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization British Columbia
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power
	(8)	Shared Voting Power 28,156,819
	(9)	Sole Dispositive Power
	(10)	Shared Dispositive Power 28,156,819
(11)	Aggregate Amount Beneficially Owned by each Reporting Person 28,156,819
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 29.7%
(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. 003687209	Page 5 of 85 Pages

(1)	Name of Reporting Person 810679 ONTARIO LIMITED
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power
	(8)	Shared Voting Power 28,156,819
	(9)	Sole Dispositive Power
	(10)	Shared Dispositive Power 28,156,819
(11)	Aggregate Amount Beneficially Owned by each Reporting Person 28,156,819
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 29.7%
(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. 003687209	Page 6 of 85 Pages

(1)	Name of Reporting Person FAIRFAX FINANCIAL HOLDINGS LIMITED
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power
	(8)	Shared Voting Power 28,156,819
	(9)	Sole Dispositive Power
	(10)	Shared Dispositive Power 28,156,819
(11)	Aggregate Amount Beneficially Owned by each Reporting Person 28,156,819
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 29.7%
(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. 003687209	Page 7 of 85 Pages

(1)	Name of Reporting Person TIG INSURANCE COMPANY
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power
	(8)	Shared Voting Power 2,838,997
	(9)	Sole Dispositive Power
	(10)	Shared Dispositive Power 2,838,997
(11)	Aggregate Amount Beneficially Owned by each Reporting Person 2,838,997
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 3.0%
(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. 003687209	Page 8 of 85 Pages

(1)	Name of Reporting Person FAIRMONT SPECIALTY INSURANCE COMPANY
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power
	(8)	Shared Voting Power 99,661
	(9)	Sole Dispositive Power
	(10)	Shared Dispositive Power 99,661
(11)	Aggregate Amount Beneficially Owned by each Reporting Person 99,661
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.1%
(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. 003687209	Page 9 of 85 Pages

(1)	Name of Reporting Person GENERAL FIDELITY INSURANCE COMPANY
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization South Carolina
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power
	(8)	Shared Voting Power 285,985
	(9)	Sole Dispositive Power
	(10)	Shared Dispositive Power 285,985
(11)	Aggregate Amount Beneficially Owned by each Reporting Person 285,985
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.3%
(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. 003687209	Page 10 of 85 Pages

(1)	Name of Reporting Person THE NORTH RIVER INSURANCE COMPANY
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization New Jersey
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power
	(8)	Shared Voting Power 903,042
	(9)	Sole Dispositive Power
	(10)	Shared Dispositive Power 903,042
(11)	Aggregate Amount Beneficially Owned by each Reporting Person 903,042
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 1.0%
(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. 003687209	Page 11 of 85 Pages

(1)	Name of Reporting Person SENECA INSURANCE COMPANY, INC.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power
	(8)	Shared Voting Power 350,000
	(9)	Sole Dispositive Power
	(10)	Shared Dispositive Power 350,000
(11)	Aggregate Amount Beneficially Owned by each Reporting Person 350,000
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.4%
(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. 003687209	Page 12 of 85 Pages

(1)	Name of Reporting Person ODYSSEY REINSURANCE COMPANY
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization Connecticut
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power
	(8)	Shared Voting Power 14,282,128
	(9)	Sole Dispositive Power
	(10)	Shared Dispositive Power 14,282,128
(11)	Aggregate Amount Beneficially Owned by each Reporting Person 14,282,128
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 15.1%
(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. 003687209	Page 13 of 85 Pages

(1)	Name of Reporting Person CLEARWATER INSURANCE COMPANY
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power
	(8)	Shared Voting Power 2,031,952
	(9)	Sole Dispositive Power
	(10)	Shared Dispositive Power 2,031,952
(11)	Aggregate Amount Beneficially Owned by each Reporting Person 2,031,952
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 2.1%
(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. 003687209	Page 14 of 85 Pages

(1)	Name of Reporting Person UNITED STATES FIRE INSURANCE COMPANY
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power
	(8)	Shared Voting Power 1,394,461
	(9)	Sole Dispositive Power
	(10)	Shared Dispositive Power 1,394,461
(11)	Aggregate Amount Beneficially Owned by each Reporting Person 1,394,461
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 1.5%
(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. 003687209	Page 15 of 85 Pages

(1)	Name of Reporting Person NORTHBRIDGE COMMERCIAL INSURANCE CORPORATION
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power
	(8)	Shared Voting Power 771,681
	(9)	Sole Dispositive Power
	(10)	Shared Dispositive Power 771,681
(11)	Aggregate Amount Beneficially Owned by each Reporting Person 771,681
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.8%
(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. 003687209	Page 16 of 85 Pages

(1)	Name of Reporting Person NORTHBRIDGE INDEMNITY INSURANCE CORPORATION
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power
	(8)	Shared Voting Power 485,660
	(9)	Sole Dispositive Power
	(10)	Shared Dispositive Power 485,660
(11)	Aggregate Amount Beneficially Owned by each Reporting Person 485,660
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.5%
(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. 003687209	Page 17 of 85 Pages

(1)	Name of Reporting Person FEDERATED INSURANCE COMPANY OF CANADA
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power
	(8)	Shared Voting Power 194,087
	(9)	Sole Dispositive Power
	(10)	Shared Dispositive Power 194,087
(11)	Aggregate Amount Beneficially Owned by each Reporting Person 194,087
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.2%
(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. 003687209	Page 18 of 85 Pages

(1)	Name of Reporting Person NORTHBRIDGE GENERAL INSURANCE CORPORATION
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power
	(8)	Shared Voting Power 1,509,395
	(9)	Sole Dispositive Power
	(10)	Shared Dispositive Power 1,509,395
(11)	Aggregate Amount Beneficially Owned by each Reporting Person 1,509,395
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 1.6%
(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. 003687209	Page 19 of 85 Pages

(1)	Name of Reporting Person NORTHBRIDGE PERSONAL INSURANCE CORPORATION
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power
	(8)	Shared Voting Power 503,335
	(9)	Sole Dispositive Power
	(10)	Shared Dispositive Power 503,335
(11)	Aggregate Amount Beneficially Owned by each Reporting Person 503,335
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.5%
(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. 003687209	Page 20 of 85 Pages

(1)	Name of Reporting Person ZENITH INSURANCE COMPANY
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power
	(8)	Shared Voting Power 806,855
	(9)	Sole Dispositive Power
	(10)	Shared Dispositive Power 806,855
(11)	Aggregate Amount Beneficially Owned by each Reporting Person 806,855
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.9%
(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. 003687209	Page 21 of 85 Pages

(1)	Name of Reporting Person FAIRFAX (BARBADOS) INTERNATIONAL CORP.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization Barbados
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power
	(8)	Shared Voting Power 951,200
	(9)	Sole Dispositive Power
	(10)	Shared Dispositive Power 951,200
(11)	Aggregate Amount Beneficially Owned by each Reporting Person 951,200
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 1.0%
(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. 003687209	Page 22 of 85 Pages

(1)	Name of Reporting Person WENTWORTH INSURANCE COMPANY LTD.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization Barbados
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power
	(8)	Shared Voting Power 951,200
	(9)	Sole Dispositive Power
	(10)	Shared Dispositive Power 951,200
(11)	Aggregate Amount Beneficially Owned by each Reporting Person 951,200
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 1.0%
(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. 003687209	Page 23 of 85 Pages

(1)	Name of Reporting Person NEWLINE CORPORATE NAME LIMITED
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization UNITED KINGDOM
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power
	(8)	Shared Voting Power 223,791
	(9)	Sole Dispositive Power
	(10)	Shared Dispositive Power 223,791
(11)	Aggregate Amount Beneficially Owned by each Reporting Person 223,791
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.2%
(14)	Type of Reporting Person (See Instructions) CO

This Amendment No. 9 amends the Schedule 13D filed with the Securities and Exchange Commission on April 11, 2008 by V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited (“Fairfax”), TIG Insurance Company, The North River Insurance Company, Odyssey Reinsurance Company, United States Fire Insurance Company, Northbridge Commercial Insurance Corporation (formerly Markel Insurance Company of Canada), Northbridge Indemnity Insurance Corporation (formerly Commonwealth Insurance Company), Federated Insurance Company of Canada, Northbridge General Insurance Corporation (formerly Lombard General Insurance Company of Canada), Northbridge Personal Insurance Corporation (formerly Lombard Insurance Company) and Zenith Insurance Company, as amended by Amendment No. 1 to the Schedule 13D filed on October 17, 2008, Amendment No. 2 to the Schedule 13D filed on March 23, 2009, Amendment No. 3 to the Schedule 13D filed on December 27, 2010, Amendment No. 4 to the Schedule 13D filed on January 14, 2011, Amendment No. 5 to the Schedule 13D filed on December 6, 2011, Amendment No. 6 to the Schedule 13D filed on April 20, 2012, Amendment No. 7 to the Schedule 13D filed on October 18, 2012 and Amendment No. 8 to the Schedule 13D filed on December 11, 2012.

Amendment No. 1 to the Schedule 13D related to the election by Resolute Forest Products Inc. (formerly AbitibiBowater Inc.), a Delaware corporation (“Resolute”), pursuant to the terms of the Notes (as defined in Item 3 herein), to pay interest on the Notes on the October 15, 2008 interest payment date entirely by increasing the principal amount of the Notes in lieu of paying cash interest on the Notes.

Amendment No. 2 to the Schedule 13D was filed to report that Fairfax had entered into a Support Agreement and a Firm Commitment Agreement related to a recapitalization proposal of Resolute with respect to its Abitibi-Consolidated Inc. subsidiary.

Amendment No. 3 to the Schedule 13D was filed as a result of the issuance of new shares (the “Shares”) of common stock, $0.001 par value, of Resolute to the Reporting Persons (as defined in Item 2 herein) in connection with the emergence from bankruptcy and reorganization of Resolute and certain of its affiliates (the “Reorganization”). Pursuant to the Second Amended Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code, dated as of November 23, 2010, among Resolute and certain of its affiliates and the debtors named therein (the “Plan”), the Reporting Persons received an aggregate of 11,687,314 Shares in partial consideration of their claims arising from their ownership of debt securities of Resolute and its affiliates.

Amendment No. 4 to the Schedule 13D was filed in order to amend Items 2, 3, 4, 5 and 6 of the Schedule 13D.

Amendment No. 5 to the Schedule 13D was filed as a result of the entry by Fairfax into a lock-up agreement with Resolute in connection with Resolute’s intended take-over bid (the “Take-Over Bid”) to acquire all of the issued and outstanding shares of Fibrek Inc., (“Fibrek”) (of which Fairfax and/or one or more of the Reporting Persons is a shareholder) pursuant to which lock-up agreement Fairfax agreed to receive its consideration in the form of either cash or a mix of cash and Resolute common shares in the event the take-over bid is completed. Such transactions could, if completed and Fairfax or any of the Reporting Persons (defined herein) receive consideration in the form of Resolute common shares, result in an increased beneficial ownership interest by Fairfax and the Reporting Persons in Resolute’s common shares.

Amendment No. 6 to the Schedule 13D was filed in connection with the completion of the Take-Over Bid pursuant to which Fairfax received certain consideration in the form of Shares.

Amendment No. 7 to the Schedule 13D was filed in connection with the purchase by Fairfax and certain of its subsidiaries of securities convertible into Shares.

Amendment No. 8 to the Schedule 13D was filed in connection with the distribution by Resolute of Shares to its creditors, which included Fairfax and its subsidiaries.

Amendment No 9. is being filed in connection with the purchase of Shares by Fairfax and certain of its subsidiaries.

The following amendments to Items 2, 4, 5 and 7 of the Schedule 13D are hereby made:

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended in its entirety to read as follows, and in addition Annexes A, B, C, D, E, F, G, H, I, J, K, L, M, N, O, P, Q, R, S and T` are replaced with the Annexes A, B, C, D, E, F, G, H, I, J, K, L, M, N, O, P, Q, R, S, T, U and V hereto annexed:

“This statement is being jointly filed by the following persons (collectively, the “Reporting Persons”):

1. V. Prem Watsa, an individual, is a citizen of Canada. Mr. Watsa’s business address is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

2. 1109519 Ontario Limited (“1109519”), a corporation incorporated under the laws of Ontario, is controlled by V. Prem Watsa. The principal business of 1109519 is as an investment holding company. The principal business address and principal office address of 1109519 is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

3. The Sixty Two Investment Company Limited (“Sixty Two”), a corporation incorporated under the laws of British Columbia, is controlled by V. Prem Watsa. The principal business of Sixty Two is as an investment holding company. The principal business address and principal office address of Sixty Two is 1600 Cathedral Place, 925 West Georgia St., Vancouver, British Columbia, Canada, V6C 3L3;

4. 810679 Ontario Limited (“810679”), a corporation incorporated under the laws of Ontario, is controlled by V. Prem Watsa. The principal business of 810679 is as an investment holding company. The principal business address and principal office address of 810679 is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

5. Fairfax Financial Holdings Limited (“Fairfax” and, together with its subsidiaries, the “Fairfax Group of Companies”), a corporation incorporated under the laws of Canada, is controlled by Sixty Two, 1109519 and V. Prem Watsa. Fairfax is a financial services holding company. The principal business and principal office address of Fairfax is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

6. TIG Insurance Company (“TIG”), a corporation incorporated under the laws of California, is a wholly-owned subsidiary of Fairfax. The principal business of TIG is property/casualty insurance. The principal business address and principal office address of TIG is 250 Commercial Street, Suite 5000, Manchester, New Hampshire 03101;

7. Fairmont Specialty Insurance Company (“Fairmont”), a corporation incorporated under the laws of California, is a wholly-owned subsidiary of TIG. The principal business of Fairmont is property/casualty insurance. The principal business address and principal office address of Fairmont is 250 Commercial Street, Suite 5000, Manchester, New Hampshire 03101;

8. General Fidelity Insurance Company (“General Fidelity”), a corporation incorporated under the laws of South Carolina, is a wholly-owned subsidiary of TIG. The principal business of General Fidelity is property/casualty insurance. The principal business address and principal office address of General Fidelity is 250 Commercial Street, Suite 5000, Manchester, New Hampshire 03101;

9. The North River Insurance Company (“North River”), a corporation incorporated under the laws of New Jersey, is a wholly-owned subsidiary of Fairfax. The principal business of North River is insurance. The principal business address and principal office address of North River is 305 Madison Avenue, Morristown, New Jersey 07962;

10. Seneca Insurance Company, Inc. (“Seneca”), a corporation incorporated under the laws of New York, is a wholly-owned subsidiary of North River. The principal business of Seneca is insurance. The principal business address and principal office address of Seneca is 160 Water Street, New York, NY 10038;

11. Odyssey Reinsurance Company (“ORC”), a corporation incorporated under the laws of Connecticut, is a wholly-owned subsidiary of Fairfax. The principal business of ORC is reinsurance. The principal business address and principal office address of ORC is 300 First Stamford Place, Stamford, Connecticut 06902;

12. Clearwater Insurance Company (“Clearwater”), a corporation incorporated under the laws of Delaware, is a wholly-owned subsidiary of Fairfax. The principal business of Clearwater is reinsurance. The principal business address and principal office address of Clearwater is 250 Commercial Street, Suite 5000, Manchester, NH 03101;

13. United States Fire Insurance Company (“US Fire”), a corporation incorporated under the laws of Delaware, is a wholly-owned subsidiary of Fairfax. The principal business of US Fire is property/casualty insurance. The principal business and principal office address of US Fire is 305 Madison Ave., Morristown, New Jersey 07962;

14. Northbridge Commercial Insurance Corporation (formerly Markel Insurance Company of Canada) (“Northbridge Commercial”), a corporation incorporated under the laws of Canada, is a wholly-owned subsidiary of Fairfax. The principal business of Northbridge Commercial is property/casualty insurance. The principal business address and principal office address of Northbridge Commercial is 105 Adelaide Street West, Toronto, Ontario, Canada, M5H 1P9;

15. Northbridge Indemnity Insurance Corporation (formerly Commonwealth Insurance Company) (“Northbridge Indemnity”), a corporation incorporated under the laws of Canada, is a wholly-owned subsidiary of Fairfax. The principal business of Northbridge Indemnity is property/casualty insurance. The principal business address and principal office address of Northbridge Indemnity is 595 Burrard Street, Suite 1500, Box 49115 Bentall Tower III, Vancouver, BC, Canada, V7X 1G4;

16. Federated Insurance Company of Canada (“Federated”), a corporation incorporated under the laws of Canada, is a wholly-owned subsidiary of Fairfax. The principal business of Federated is property/casualty insurance. The principal business address and principal office address of Federated is 255 Commerce Drive, Winnipeg, Manitoba, Canada, R3C 3C9;

17. Northbridge General Insurance Corporation (formerly Lombard General Insurance Company of Canada) (“Northbridge General”), a corporation incorporated under the laws of Canada, is a wholly-owned subsidiary of Fairfax. The principal business of Northbridge General is property/casualty insurance. The principal business address and principal office address of Northbridge General is 105 Adelaide Street West, 3rd Floor, Toronto, Ontario, Canada M5H 1P9;

18. Northbridge Personal Insurance Corporation (formerly Lombard Insurance Company) (“Northbridge Personal”), a corporation incorporated under the laws of Canada, is a wholly-owned subsidiary of Northbridge General. The principal business of Northbridge Personal is property/casualty insurance. The principal business address and principal office address of Northbridge Personal is 105 Adelaide Street West, 3rd Floor, Toronto, Ontario, Canada M5H 1P9;

19. Zenith Insurance Company (“Zenith”), a corporation incorporated under the laws of California, is a wholly-owned subsidiary of Fairfax. The principal business of Zenith is workers’ compensation insurance. The principal business and principal office address of Zenith is 21255 Califa Street, Woodland Hills, California 91367-5021; and

20. Fairfax (Barbados) International Corp. (“FBIC”), a corporation established under the laws of Barbados, is a wholly-owned subsidiary of Fairfax. The principal business of FBIC is as an investment holding company. The principal business and principal office address of FBIC is #12 Pine Commercial, The Pine, St Michael, Barbados, WI, BB11103.

21. Wentworth Insurance Company Ltd. (“Wentworth”), a corporation established under the laws of Barbados, is a wholly-owned subsidiary of FBIC. The principal business of Wentworth is reinsurance. The principal business and principal office address of Wentworth is #12 Pine Commercial, #12 Pine Commercial, The Pine, St Michael, Barbados, WI, BB11103.

22. Newline Corporate Name Limited (“Newline”), a corporation incorporated under the laws of the United Kingdom, is a wholly-owned subsidiary of ORC. The principal business of Newline is to be a Corporate Name at Lloyd’s of London. The principal business and principal office address of Newline is Suite 5/4, The London Underwriting Centre, 3 Minster Court, Mincing Lane, London EC3R 7DD.

Neither the filing of this Schedule 13D nor the information contained herein shall be deemed to constitute an affirmation by V. Prem Watsa, 1109519, Sixty Two, 810679, Fairfax, TIG, Fairmont, General Fidelity, North River, Seneca, ORC, Clearwater, US Fire, Northbridge Commercial, Northbridge Indemnity, Federated, Northbridge General, Northbridge Personal, Zenith, FBIC, Wentworth or Newline that such person is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

The name, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer and director of each of the Reporting Persons is set forth in Annex A, B, C, D, E, F, G, H, I, J, K, L, M, N, O, P, Q, R, S, T or U as the case may be, and such Annexes are incorporated herein by reference.

Pursuant to Rule 13d-1(k) under the Exchange Act, the Reporting Persons have agreed to file jointly one statement with respect to their ownership of the Shares.

During the last five years, none of the Reporting Persons, and, to the best of each such Reporting Person’s knowledge, none of the persons listed in Annex A, B, C, D, E, F, G, H, I, J, K, L, M, N, O, P, Q, R, S, T or U have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended in its entirety to read as follows:

“Certain of the Reporting Persons have purchased Shares for an aggregate purchase price of approximately $48,169,275. The source of funds for such Shares was cash on hand from existing investment portfolios. See Item 5 herein.”

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Shares for investment purposes. One or more entities within the Fairfax Group of Companies, including one or more of the Reporting Persons, may determine to purchase additional securities of Resolute in the open market or otherwise, depending upon price, market conditions, availability of funds, evaluation of alternative investments and other factors. While none of the Reporting Persons has any present plans to sell any Shares or other securities of Resolute, one or more of them could determine, based upon the same set of factors listed above with respect to purchases, to sell some or all of such securities. The Reporting Persons have no intention to effect any of the transactions specified in Item 4 of Schedule 13D.

Item 5.	Interest in the Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

“(a) Based on the most recent information available, the aggregate number and percentage of the Shares (the securities identified by Item 1 of this Schedule 13D) that are beneficially owned by each of the Reporting Persons is set forth in boxes 11 and 13 of the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

The percentage of the Shares beneficially owned by each of the Reporting Persons was calculated based on 94,849,578 Shares issued and outstanding.

(b) Except as described herein, the number of Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

Bradley P. Martin beneficially owns 8,749 Shares and Lambert Morvan beneficially owns 300 Shares, and each has sole voting power and sole dispositive power with respect to such respective Shares.

(c) Except as described herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Annex A, B, C, D, E, F, G, H, I, J, K, L, M, N, O, P, Q, R, S, T or U beneficially owns, or during the last 60 days has acquired or disposed of, any Shares.

(d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares held by the Reporting Persons other than each of the Reporting Persons, and in respect of 180,980 Shares, certain pension plans of certain subsidiaries of Fairfax.

(e) Not applicable.”

Item 7.	Material to be filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by the addition of the following exhibits to the end thereof:

Ex. 8.1	Joint filing agreement dated as of May 3, 2013 among V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited, TIG Insurance Company, Fairmont Specialty Insurance Company, General Fidelity Insurance Company, The North River Insurance Company, Seneca Insurance Company, Inc., Odyssey Reinsurance Company, Clearwater Insurance Company, United States Fire Insurance Company, Northbridge Commercial Insurance Corporation (formerly Markel Insurance Company of Canada), Northbridge Indemnity Insurance Corporation (formerly Commonwealth Insurance Company), Federated Insurance Company of Canada, Northbridge General Insurance Corporation (formerly Lombard General Insurance Company of Canada), Northbridge General Insurance Corporation (formerly Lombard Insurance Company), Zenith Insurance Company, Fairfax (Barbados) International Corp., Wentworth Insurance Company Ltd. and Newline Corporate Name Limited.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this statement with respect to such person is true, complete and correct.

IN WITNESS WHEREOF, the undersigned have executed this instrument as of this 3rd day of May, 2013.

V. PREM WATSA

/s/ V. Prem Watsa

1109519 ONTARIO LIMITED

By:	/s/ V. Prem Watsa
	Name:	V. Prem Watsa
	Title:	President

THE SIXTY TWO INVESTMENT COMPANY LIMITED

By:	/s/ V. Prem Watsa
	Name:	V. Prem Watsa
	Title:	President

810679 ONTARIO LIMITED

By:	/s/ V. Prem Watsa
	Name:	V. Prem Watsa
	Title:	President

FAIRFAX FINANCIAL HOLDINGS LIMITED

By:	/s/ V. Prem Watsa
	Name:	V. Prem Watsa
	Title:	Chairman and Chief Executive Officer

TIG INSURANCE COMPANY

By:	/s/ John J. Bator
	Name:	John J. Bator
	Title:	Senior Vice President and Chief Financial Officer

FAIRMONT SPECIALTY INSURANCE COMPANY

By:	/s/ John J. Bator
	Name:	John J. Bator
	Title:	Senior Vice President and Chief Financial Officer

GENERAL FIDELITY INSURANCE COMPANY

By:	/s/ John J. Bator
	Name:	John J. Bator
	Title:	Senior Vice President and Chief Financial Officer

CLEARWATER INSURANCE COMPANY

By:	/s/ John J. Bator
	Name:	John J. Bator
	Title:	Senior Vice President and Chief Financial Officer

THE NORTH RIVER INSURANCE COMPANY

By	/s/ James V. Kraus
	Name:	James V. Kraus
	Title:	Senior Vice President, General Counsel and Secretary

UNITED STATES FIRE INSURANCE COMPANY

By:	/s/ James V. Kraus
	Name:	James V. Kraus
	Title:	Senior Vice President, General Counsel and Secretary

ODYSSEY REINSURANCE COMPANY

By:	/s/ Kirk M. Reische
	Name:	Kirk M. Reische
	Title:	Vice President

NORTHBRIDGE COMMERCIAL INSURANCE CORPORATION

By:	/s/ Craig Pinnock
	Name:	Craig Pinnock
	Title:	Chief Financial Officer

NORTHBRIDGE INDEMNITY INSURANCE CORPORATION

By:	/s/ Craig Pinnock
	Name:	Craig Pinnock
	Title:	Chief Financial Officer

FEDERATED INSURANCE COMPANY OF CANADA

By:	/s/ Craig Pinnock
	Name:	Craig Pinnock
	Title:	Chief Financial Officer

NORTHBRIDGE GENERAL INSURANCE CORPORATION

By:	/s/ Craig Pinnock
	Name:	Craig Pinnock
	Title:	Chief Financial Officer

NORTHBRIDGE PERSONAL INSURANCE CORPORATION

By:	/s/ Craig Pinnock
	Name:	Craig Pinnock
	Title:	Chief Financial Officer

ZENITH INSURANCE COMPANY

By:	/s/ Michael Jansen
	Name:	Michael Jansen
	Title:	Executive Vice President and General Counsel

SENECA INSURANCE COMPANY, INC.

By:	/s/ James V. Kraus
	Name:	James V. Kraus
	Title:	Assistant Vice President

FAIRFAX (BARBADOS) INTERNATIONAL CORP.

By:	/s/ Ronald Schokking
	Name:	Ronald Schokking
	Title:	Chairman

WENTWORTH INSURANCE COMPANY LTD.

By:	/s/ Ronald Schokking
	Name:	Ronald Schokking
	Title:	Chairman

NEWLINE CORPORATE NAME LIMITED

By:	/s/ James R F Micklem
	Name:	James R F Micklem
	Title:	Director

Annex Index

Annex	Description

A	Directors and Executive Officers of 1109519 Ontario Limited

B	Directors and Executive Officers of The Sixty Two Investment Company Limited

C	Directors and Executive Officers of 810679 Ontario Limited

D	Directors and Executive Officers of Fairfax Financial Holdings Limited

E	Directors and Executive Officers of TIG Insurance Company

F	Directors and Executive Officers of The North River Insurance Company

G	Directors and Executive Officers of Odyssey Reinsurance Company

H	Directors and Executive Officers of United States Fire Insurance Company

I	Directors and Executive Officers of Northbridge Commercial Insurance Corporation

J	Directors and Executive Officers of Northbridge Indemnity Insurance Corporation

K	Directors and Executive Officers of Federated Insurance Company of Canada

L	Directors and Executive Officers of Northbridge General Insurance Corporation

M	Directors and Executive Officers of Northbridge Personal Insurance Corporation

N	Directors and Executive Officers of Zenith Insurance Company

O	Directors and Executive Officers of Fairmont Specialty Insurance Company

P	Directors and Executive Officers of General Fidelity Insurance Company

Q	Directors and Executive Officers of Seneca Insurance Company, Inc.

R	Directors and Executive Officers of Clearwater Insurance Company

S	Directors and Executive Officers of Fairfax (Barbados) International Corp.

T	Directors and Executive Officers of Wentworth Insurance Company Ltd.

U	Directors and Executive Officers of Newline Corporate Name Limited

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF

1109519 ONTARIO LIMITED

The following table sets forth certain information with respect to the directors and executive officers of 1109519 Ontario Limited.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

V. Prem Watsa (President and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Eric P. Salsberg (Assistant Secretary)	Vice President, Corporate Affairs, and Corporate Secretary Fairfax Financial Holdings Limited	Canadian

ANNEX B

DIRECTORS AND EXECUTIVE OFFICERS OF

THE SIXTY TWO INVESTMENT COMPANY LIMITED

The following table sets forth certain information with respect to the directors and executive officers of The Sixty Two Investment Company Limited.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

V. Prem Watsa (President and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Eric P. Salsberg (Assistant Secretary and Director)	Vice President, Corporate Affairs, and Corporate Secretary Fairfax Financial Holdings Limited	Canadian

ANNEX C

DIRECTORS AND EXECUTIVE OFFICERS OF

810679 ONTARIO LIMITED

The following table sets forth certain information with respect to the directors and executive officers of 810679 Ontario Limited.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

V. Prem Watsa (President and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Eric P. Salsberg (Assistant Secretary)	Vice President, Corporate Affairs, and Corporate Secretary Fairfax Financial Holdings Limited	Canadian

ANNEX D

DIRECTORS AND EXECUTIVE OFFICERS OF

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table sets forth certain information with respect to the directors and executive officers of Fairfax Financial Holdings Limited.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

V. Prem Watsa (Chairman and Chief Executive Officer)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Anthony Griffiths (Director)	Independent Business Consultant Toronto, Ontario, Canada	Canadian

Robert Gunn (Director)	Independent Business Consultant Toronto, Ontario, Canada	Canadian

Brandon W. Sweitzer (Director)	Dean, School of Risk Management St. John’s University 101 Murray Street New York, NY 10007	United States

Alan D. Horn (Director)	Chairman, Rogers Communications Inc. and President and Chief Executive Officer, Rogers Telecommunications Limited Toronto, Ontario, Canada	Canadian

John R. V. Palmer (Director)	Chairman of the Toronto Leadership Centre 65 Queen Street West, Suite 1240 Toronto, ON M5H 2M5	Canadian

Timothy R. Price (Director)	Chairman of Brookfield Funds, division of Brookfield Asset Management Inc. Brookfield Place, Suite 300 181 Bay Street Toronto, ON M5J 2T3	Canadian

John Varnell (Vice President, Corporate Development)	Vice President, Corporate Development, Fairfax Financial Holdings Limited	Canadian

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Eric P. Salsberg (Vice President, Corporate Affairs and Corporate Secretary)	Vice President, Corporate Affairs, and Corporate Secretary, Fairfax Financial Holdings Limited	Canadian

Paul Rivett (Vice President, Operations)	Vice President, Operations Fairfax Financial Holdings Limited	Canadian

Bradley P. Martin (Vice President, Strategic Investments)	Vice President, Strategic Investments, Fairfax Financial Holdings Limited	Canadian

David Bonham (Vice President and Chief Financial Officer)	Vice President and Chief Financial Officer, Fairfax Financial Holdings Limited	Canadian

Peter Clarke (Vice President and Chief Risk Officer)	Vice President and Chief Risk Officer, Fairfax Financial Holdings Limited	Canadian

Jean Cloutier (Vice President, International Operations)	Vice President, International Operations, Fairfax Financial Holdings Limited	Canadian

Vinodh Loganadhan (Vice President, Administrative Services)	Vice President, Administrative Services, Fairfax Financial Holdings Limited	United States

ANNEX E

DIRECTORS AND EXECUTIVE OFFICERS OF

TIG INSURANCE COMPANY

The following table sets forth certain information with respect to the directors and executive officers of TIG Insurance Company.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Nicholas C. Bentley (Chairman, Chief Executive Officer, President and Director)	Manager, President and Chief Executive Officer, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United Kingdom

John J. Bator (Senior Vice President, Chief Financial Officer, Treasurer and Director)	Senior Vice President, Chief Financial Officer and Treasurer, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

Frank DeMaria (Senior Vice President and Director)	Senior Vice President, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

Richard J. Fabian (Senior Vice President, General Counsel and Director)	Senior Vice President and General Counsel, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

Nina L. Caroselli (Senior Vice President and Director)	Senior Vice President, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

James K. Kelly (Senior Vice President)	Senior Vice President, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

ANNEX F

DIRECTORS AND EXECUTIVE OFFICERS OF

THE NORTH RIVER INSURANCE COMPANY

The following table sets forth certain information with respect to the directors and executive officers of The North River Insurance Company.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Douglas M. Libby (President, Chief Executive Officer, Chairman and Director)	President and Chief Executive Officer, Crum & Forster Holdings Corp. and various other insurance subsidiaries, 305 Madison Avenue Morristown, NJ 07962	United States

Mary Jane Robertson (Executive Vice President, Chief Financial Officer, Treasurer and Director)	Executive Vice President, Chief Financial Officer and Treasurer, Crum & Forster Holdings Corp. and various other insurance subsidiaries, 305 Madison Avenue Morristown, NJ 07962	United States

Stephen M. Mulready (Executive Vice President and Director)	Executive Vice President United States Fire Insurance Company, 305 Madison Avenue Morristown, NJ 07962	United States

Marc J. Adee (Senior Vice President)	President Fairmont Specialty, a division of Crum & Forster 10350 Richmond Avenue, Suites 250/300 Houston, TX 77042	United States

Mark G. Brown (Senior Vice President)	Senior Vice President United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

Diana Cossetti (Senior Vice President)	Senior Vice President United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Gary N. Dubois (Senior Vice President)	President & CEO Seneca Insurance Company, Inc. 110 William Street New York, NY 10038	United States

Stephen A. Eisenmann (Senior Vice President)	Senior Vice President United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

Donald R. Fischer (Senior Vice President)	Senior Vice President United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

Steven Fomchenko (Senior Vice President)	Senior Vice President United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

David J. Ghezzi (Senior Vice President)	Senior Vice President United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

James V. Kraus (Senior Vice President, General Counsel & Secretary)	Senior Vice President, General Counsel & Secretary United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

Matthew W. Kunish (Senior Vice President)	Senior Vice President United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

Lori H. Marino (Senior Vice President)	Senior Vice President United States Fire Insurance Company 110 William Street New York, NY 10038	United States

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Keith McCarthy (Senior Vice President)	Senior Vice President Seneca Insurance Company, Inc. 160 Water Street New York, NY 10038	United States

Mark A. Srygley (Senior Vice President)	Senior Vice President United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

Nathan J. Sambul (Senior Vice President)	Senior Vice President United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

Chris I. Stormo (Senior Vice President)	Senior Vice President United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

ANNEX G

DIRECTORS AND EXECUTIVE OFFICERS OF

ODYSSEY REINSURANCE COMPANY

The following table sets forth certain information with respect to the directors and executive officers of Odyssey Reinsurance Company.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Brian D. Young (Chairman of the Board of Directors, President and Chief Executive Officer)	President, Chief Executive Officer, and Director, Odyssey Re Holdings Corp. 300 First Stamford Place, Stamford, Connecticut 06902	United States

Michael G. Wacek (Executive Vice President and Director)	Executive Vice President, Odyssey Re Holdings Corp. 300 First Stamford Place, Stamford, Connecticut 06902	United States

Jan Christiansen (Executive Vice President and Director)	Executive Vice President and Chief Financial Officer, Odyssey Re Holdings Corp. 300 First Stamford Place, Stamford, Connecticut 06902	Denmark

James B. Salvesen (Senior Vice President and Chief Financial Officer)	Senior Vice President and Chief Financial Officer, Odyssey Reinsurance Company 300 First Stamford Place, Stamford, Connecticut 06902	United States

Peter H. Lovell (Senior Vice President, General Counsel and Corporate Secretary)	Senior Vice President, General Counsel and Corporate Secretary, Odyssey Re Holdings Corp. 300 First Stamford Place, Stamford, Connecticut 06902	United States

ANNEX H

DIRECTORS AND EXECUTIVE OFFICERS OF

UNITED STATES FIRE INSURANCE COMPANY

The following table sets forth certain information with respect to the directors and executive officers of United States Fire Insurance Company.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Douglas M. Libby (President, Chief Executive Officer, Chairman and Director)	President and Chief Executive Officer, Crum & Forster Holdings Corp. and various other insurance subsidiaries, 305 Madison Avenue Morristown, NJ 07962	United States

Mary Jane Robertson (Executive Vice President, Chief Financial Officer, Treasurer and Director)	Executive Vice President, Chief Financial Officer and Treasurer, Crum & Forster Holdings Corp. and various other insurance subsidiaries 305 Madison Avenue Morristown, NJ 07962	United States

Stephen M. Mulready (Executive Vice President and Director)	Executive Vice President United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

Marc J. Adee (Senior Vice President)	President Fairmont Specialty, a division of Crum & Forster 10350 Richmond Avenue, Suites 250/300 Houston, TX 77042	United States

Nicole E. Bennett-Smith (Senior Vice President & Chief Information Officer	Senior Vice President & Chief Information Officer United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

Mark G. Brown (Senior Vice President)	Senior Vice President United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

Diana Cossetti (Senior Vice President)	Senior Vice President United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

Gary N. Dubois (Senior Vice President)	President & CEO Seneca Insurance Company, Inc. 110 William Street New York, NY 10038	United States

Stephen A. Eisenmann (Senior Vice President)	Senior Vice President United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

Donald R. Fischer (Senior Vice President)	Senior Vice President United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

Steven Fomchenko (Senior Vice President)	Senior Vice President United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

David J. Ghezzi (Senior Vice President)	Senior Vice President United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

James V. Kraus (Senior Vice President, General Counsel & Secretary)	Senior Vice President, General Counsel & Secretary United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

Matthew W. Kunish (Senior Vice President)	Senior Vice President United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

Lori H. Marino (Senior Vice President)	Senior Vice President United States Fire Insurance Company 110 William Street New York, NY 10038	United States

Keith McCarthy (Senior Vice President)	Senior Vice President Seneca Insurance Company, Inc. 160 Water Street New York, NY 10038	United States

Mark A. Smygley (Senior Vice President)	Senior Vice President United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

Jack F. Reddy (Senior Vice President)	Senior Vice President United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

Nathan J. Sambul (Senior Vice President)	Senior Vice President United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

Chris I. Stormo (Senior Vice President)	Senior Vice President United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

Ahmed K. Yaknour (Senior Vice President & Chief Technology Officer)	Senior Vice President United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

ANNEX I

DIRECTORS AND EXECUTIVE OFFICERS OF

NORTHBRIDGE COMMERCIAL INSURANCE CORPORATION

The following table sets forth certain information with respect to the directors and executive officers of Northbridge Commercial Insurance Corporation.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Silvy Wright (Chair of Board, and President & CEO)	President and Chief Executive Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Fabian Richenberger (Director, and President, Northbridge Insurance)	President, Northbridge Insurance Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Swiss

Craig Pinnock (Director, and Chief Financial Officer)	Chief Financial Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Lambert Morvan (Director, and Chief Underwriting Officer)	Chief Underwriting Officer Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Bryan S. Smith (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Robert J. Gunn (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Robert S. Weiss (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Gary Quon (Chief Corporate Development Officer)	Chief Corporate Development Officer Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Stewart Woo (Senior Vice President, Corporate Risk)	Senior Vice President, Corporate Risk Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Lori McDougall (Executive Vice President, Corporate Innovation)	Executive Vice President, Corporate Innovation Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Andrew Wood (Chief Information Officer)	Chief Information Officer Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

ANNEX J

DIRECTORS AND EXECUTIVE OFFICERS OF

NORTHBRIDGE INDEMNITY INSURANCE CORPORATION

The following table sets forth certain information with respect to the directors and executive officers of Northbridge Indemnity Insurance Corporation.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Silvy Wright (Chair of Board, and President & CEO)	President and Chief Executive Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Fabian Richenberger (Director, and President, Northbridge Insurance)	President, Northbridge Insurance Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Swiss

Craig Pinnock (Director, and Chief Financial Officer)	Chief Financial Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Lambert Morvan (Director, and Chief Underwriting Officer)	Chief Underwriting Officer Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Bryan S. Smith (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Robert J. Gunn (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Robert S. Weiss (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Gary Quon (Chief Corporate Development Officer)	Chief Corporate Development Officer Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Stewart Woo (Senior Vice President, Corporate Risk)	Senior Vice President, Corporate Risk Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Lori McDougall (Executive Vice President, Corporate Innovation)	Executive Vice President, Corporate Innovation Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Andrew Wood (Chief Information Officer)	Chief Information Officer Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

ANNEX K

DIRECTORS AND EXECUTIVE OFFICERS OF

FEDERATED INSURANCE COMPANY OF CANADA

The following table sets forth certain information with respect to the directors and executive officers of Federated Insurance Company of Canada.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Silvy Wright (Chair of Board)	President and Chief Executive Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Fabian Richenberger (Director)	President, Northbridge Insurance Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Swiss

John Paisley (President & Chief Executive Officer)	President, Federated Insurance Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Craig Pinnock (Director, and Chief Financial Officer)	Chief Financial Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Lambert Morvan (Director, and Chief Underwriting Officer)	Chief Underwriting Officer Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Bryan S. Smith (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Robert J. Gunn (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Robert S. Weiss (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Gary Quon (Chief Corporate Development Officer)	Chief Corporate Development Officer Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Stewart Woo (Senior Vice President, Corporate Risk)	Senior Vice President, Corporate Risk Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Lori McDougall (Executive Vice President, Corporate Innovation)	Executive Vice President, Corporate Innovation Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Andrew Wood (Chief Information Officer)	Chief Information Officer Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

ANNEX L

DIRECTORS AND EXECUTIVE OFFICERS OF

NORTHBRIDGE GENERAL INSURANCE CORPORATION

The following table sets forth certain information with respect to the directors and executive officers of Northbridge General Insurance Corporation.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Silvy Wright (Chair of Board, and President & CEO)	President and Chief Executive Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Fabian Richenberger (Director, and President, Northbridge Insurance)	President, Northbridge Insurance Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Swiss

Craig Pinnock (Director, and Chief Financial Officer)	Chief Financial Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Lambert Morvan (Director, and Chief Underwriting Officer)	Chief Underwriting Officer Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Bryan S. Smith (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Robert J. Gunn (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Robert S. Weiss (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Gary Quon (Chief Corporate Development Officer)	Chief Corporate Development Officer Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Stewart Woo (Senior Vice President, Corporate Risk)	Senior Vice President, Corporate Risk Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Lori McDougall (Executive Vice President, Corporate Innovation)	Executive Vice President, Corporate Innovation Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Andrew Wood (Chief Information Officer)	Chief Information Officer Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

ANNEX M

DIRECTORS AND EXECUTIVE OFFICERS OF

NORTHBRIDGE PERSONAL INSURANCE CORPORATION

The following table sets forth certain information with respect to the directors and executive officers of Northbridge Personal Insurance Corporation.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Silvy Wright (Chair of Board, and President & CEO)	President and Chief Executive Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Fabian Richenberger (Director, and President, Northbridge Insurance)	President, Northbridge Insurance Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Swiss

Craig Pinnock (Director, and Chief Financial Officer)	Chief Financial Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Lambert Morvan (Director, and Chief Underwriting Officer)	Chief Underwriting Officer Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Bryan S. Smith (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Robert J. Gunn (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Robert S. Weiss (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Gary Quon (Chief Corporate Development Officer)	Chief Corporate Development Officer Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Stewart Woo (Senior Vice President, Corporate Risk)	Senior Vice President, Corporate Risk Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Lori McDougall (Executive Vice President, Corporate Innovation)	Executive Vice President, Corporate Innovation Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Andrew Wood (Chief Information Officer)	Chief Information Officer Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

ANNEX N

DIRECTORS AND EXECUTIVE OF FICERS OF

ZENITH INSURANCE COMPANY

The following table sets forth certain information with respect to the directors and executive officers of Zenith Insurance Company.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Jack D. Miller (President and Chief Executive Officer and Director)	President and Chief Executive Officer Zenith Insurance Company 21255 Califa St. Woodland Hills, CA 91367	United States

Michael E. Jansen (Executive Vice President and General Counsel and Director)	Executive Vice President and General Counsel Zenith Insurance Company 21255 Califa St. Woodland Hills, CA 91367	United States

Kari L. Van Gundy (Executive Vice President, Chief Financial Officer and Treasurer and Director)	Executive Vice President, Chief Financial Officer and Treasurer Zenith Insurance Company 21255 Califa St. Woodland Hills, CA 91367	United States

Jason T. Clarke (Executive Vice President and Chief Actuary)	Executive Vice President and Chief Actuary Zenith Insurance Company 21255 Califa St. Woodland Hills, CA 91367	United States

Davidson M. Pattiz (Executive Vice President)	Executive Vice President of Claims Zenith Insurance Company 21255 Califa St. Woodland Hills, CA 91367	United States

Hyman J. Lee Jr. (Senior Vice President, Assistant General Counsel and Secretary)	Senior Vice President, Assistant General Counsel and Secretary Zenith Insurance Company 21255 Califa St. Woodland Hills, CA 91367	United States

ANNEX O

DIRECTORS AND EXECUTIVE OFFICERS OF

FAIRMONT SPECIALTY INSURANCE COMPANY

The following table sets forth certain information with respect to the directors and executive officers of Fairmont Specialty Insurance Company.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Nicholas C. Bentley (Chairman, Chief Executive Officer, President and Director)	Manager, President and Chief Executive Officer, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United Kingdom

John J. Bator (Senior Vice President, Chief Financial Officer, Treasurer and Director)	Senior Vice President, Chief Financial Officer and Treasurer, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

Frank DeMaria (Senior Vice President and Director)	Senior Vice President, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

Richard J. Fabian (Senior Vice President, General Counsel and Director)	Senior Vice President and General Counsel, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

Nina L. Caroselli (Senior Vice President and Director)	Senior Vice President, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

James K. Kelly (Senior Vice President)	Senior Vice President, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

ANNEX P

DIRECTORS AND EXECUTIVE OFFICERS OF

GENERAL FIDELITY INSURANCE COMPANY

The following table sets forth certain information with respect to the directors and executive officers of General Fidelity Insurance Company.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Nicholas C. Bentley (Chairman, Chief Executive Officer, President and Director)	Manager, President and Chief Executive Officer, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United Kingdom

Nina L. Caroselli (Senior Vice President and Director)	Senior Vice President, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

John J. Bator (Senior Vice President, Chief Financial Officer, Treasurer and Director)	Senior Vice President, Chief Financial Officer and Treasurer, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

Richard J. Fabian (Senior Vice President, General Counsel and Director)	Senior Vice President and General Counsel, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

James K. Kelly (Senior Vice President)	Senior Vice President, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

ANNEX Q

DIRECTORS AND EXECUTIVE OFFICERS OF

SENECA INSURANCE COMPANY, INC.

The following table sets forth certain information with respect to the directors and executive officers of Seneca Insurance Company, Inc.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Douglas M. Libby (Chairman and Director)	President and Chief Executive Officer, Crum & Forster Holdings Corp. and various other insurance subsidiaries, 305 Madison Avenue Morristown, NJ 07962	United States

Gary N. Dubois (President, Chief Executive Officer and Director)	President and Chief Executive Officer Seneca Insurance Company, Inc. 110 William Street New York, NY 10038	United States

Marc T. A. Wolin (Senior Vice President, Treasurer, Chief Financial Officer, Chief Operating Officer, Secretary and Director)	Senior Vice President, Treasurer, Chief Financial Officer, COO and Secretary, Seneca Insurance Company, Inc., 160 Water Street New York, NY 10038	United States

Mary Jane Robertson (Director)	Executive Vice President, Chief Financial Officer and Treasurer, Crum & Forster Holdings Corp. and various other insurance subsidiaries, 305 Madison Avenue Morristown, NJ 07962	United States

Stephen M. Mulready (Director)	Executive Vice President United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

Chris I. Stormo (Senior Vice President and Director)	Senior Vice President, United States Fire Insurance Company, 305 Madison Avenue Morristown, NJ 07962	United States

Matthew W. Kunish (Vice President and Director)	Senior Vice President, United States Fire Insurance Company, 305 Madison Avenue Morristown, NJ 07962	United States

Stephen A. Eisenmann (Director)	Senior Vice President, United States Fire Insurance Company, 305 Madison Avenue Morristown, NJ 07962	United States

David J. Ghezzi (Director)	Senior Vice President, United States Fire Insurance Company, 305 Madison Avenue Morristown, NJ 07962	United States

Donald R. Fischer (Director)	Senior Vice President, United States Fire Insurance Company, 305 Madison Avenue Morristown, NJ 07962	United States

Paul W. Bassaline (Director)	Vice President and Controller, United States Fire Insurance Company, 305 Madison Avenue Morristown, NJ 07962	United States

Harvey Childs (Director)	Chairman of the Board, Bail USA, Inc., 157 Main Street Greenville, PA 16125	United States

Albert B. Lewis (Director)	Of Counsel, D’Amato & Lynch, 70 Pine Street New York, NY 10270	United States

Gabriel M. Krausman (Director)	Special Counsel, Leahey & Johnson, 120 Wall Street New York, NY 10005	United States

Keith McCarthy (Senior Vice President)	Senior Vice President Seneca Insurance Company, Inc. 160 Water Street New York, NY 10038	United States

Steven Fomchenko (Senior Vice President)	Senior Vice President United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

ANNEX R

DIRECTORS AND EXECUTIVE OFFICERS OF

CLEARWATER INSURANCE COMPANY

The following table sets forth certain information with respect to the directors and executive officers of Clearwater Insurance Company.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Nicholas C. Bentley (Director, Chairman, Chief Executive Officer, and President)	Manager, President and Chief Executive Officer, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United Kingdom

John J. Bator (Senior Vice President, Chief Financial Officer, Treasurer and Director)	Senior Vice President, Chief Financial Officer and Treasurer, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

Nina L. Caroselli (Director and Senior Vice President)	Senior Vice President, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

Richard J. Fabian (Director and Senior Vice President)	Senior Vice President and General Counsel, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

Robert S. Bennett (Executive Vice President and Chief Actuary)	Executive Vice President and Chief Actuary, Odyssey Reinsurance Company 300 First Stamford Place Stamford, CT 06902	United States

ANNEX S

DIRECTORS AND EXECUTIVE OFFICERS OF

FAIRFAX (BARBADOS) INTERNATIONAL CORP.

The following table sets forth certain information with respect to the directors and executive officers of Fairfax (Barbados) International Corp.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Lisl Lewis (Director)	Principal (Self-Employed) Consultant Port St. Charles, St. Peter, Barbados	Barbados

Alister O’Brien Campbell (Director)	Director (Retired Insurance Executive) Wentworth Insurance Company Ltd. Pine Commercial Centre #12 Pine Commercial The Pine, St. Michael Barbados BB11103	Barbados

Ronald Schokking (Chairman)	Vice President & Treasurer Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario, M5J 2N7	Canada

Jean Cloutier (Director)	Vice President, International Operations Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario, M5J 2N7	Canada

William Peter Douglas (Director)	Director Wentworth Insurance Company Ltd.. Pine Commercial Centre #12 Pine Commercial The Pine, St. Michael Barbados BB11103	Barbados

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Janice Burke (Vice President and General Manager)	Vice President and General Manager Wentworth Insurance Company Ltd. Pine Commercial Centre #12 Pine Commercial The Pine, St. Michael Barbados BB11103	United States

ANNEX T

DIRECTORS AND EXECUTIVE OFFICERS OF

WENTWORTH INSURANCE COMPANY LTD.

The following table sets forth certain information with respect to the directors and executive officers of Wentworth Insurance Company Ltd.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Lisl Lewis (Director)	Principal (Self-Employed) Consultant Port St. Charles, St. Peter, Barbados	Barbados

Alister O’Brien Campbell (Director)	Director (Retired Insurance Executive) Wentworth Insurance Company Ltd. Pine Commercial Centre #12 Pine Commercial The Pine, St. Michael Barbados BB11103	Barbados

Ronald Schokking (Chairman)	Vice President & Treasurer Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario, M5J 2N7	Canada

Jean Cloutier (Director)	Vice President, International Operations Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario, M5J 2N7	Canada

William Peter Douglas (Director)	General Manager, Zenta Global Ltd. Suite C, Durants Business Centre Durants, Christ Church, Barbados	Barbados

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Janice Burke (Vice President and General Manager)	Vice President and General Manager Wentworth Insurance Company Ltd. Pine Commercial Centre #12 Pine Commercial The Pine, St. Michael Barbados BB11103	United States

ANNEX U

DIRECTORS AND EXECUTIVE OFFICERS OF

NEWLINE CORPORATE NAME LIMITED

The following table sets forth certain information with respect to the directors and executive officers of Newline Corporate Name Limited.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Michael G Wacek (Director)	Executive Vice President, Odyssey Re Holdings Corp. 300 First Stamford Place, Stamford, Connecticut 06902	United States

Jan Christiansen (Director)	Executive Vice President and Chief Financial Officer, Odyssey Re Holdings Corp. 300 First Stamford Place, Stamford, Connecticut 06902	Denmark

Robert B Kastner (Director)	Head of Claims Newline Underwriting Management Limited Suite 5/4, The London Underwriting Centre 3 Minster Court, Mincing Lane London EC3R 7DD	British

James R F Micklem (Director)	Director of Operations Newline Underwriting Management Limited Suite 5/4, The London Underwriting Centre 3 Minster Court, Mincing Lane London EC3R 7DD	British

Exhibit Index

Exhibit No.	Description

Ex. 8.1	Joint filing agreement dated as of May 3, 2013 among V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited, TIG Insurance Company, Fairmont Specialty Insurance Company, General Fidelity Insurance Company, The North River Insurance Company, Seneca Insurance Company, Inc., Odyssey Reinsurance Company, Clearwater Insurance Company, United States Fire Insurance Company, Northbridge Commercial Insurance Corporation (formerly Markel Insurance Company of Canada), Northbridge Indemnity Insurance Corporation (formerly Commonwealth Insurance Company), Federated Insurance Company of Canada, Northbridge General Insurance Corporation (formerly Lombard General Insurance Company of Canada), Northbridge General Insurance Corporation (formerly Lombard Insurance Company), Zenith Insurance Company, Fairfax (Barbados) International Corp., Wentworth Insurance Company Ltd. and Newline Corporate Name Limited.